UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tristar Acquisition I Corp.
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G9074V122

(CUSIP Number)

Chunyi (Charlie) Hao

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(781) 640-4446

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9074V122

1	Names of Reporting Persons Chunyi (Charlie) Hao
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization HONG KONG

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,907,500 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,907,500 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,907,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.8% (2)
14	Type of Reporting Person (See Instructions) IN

(1)

Represents 2,907,500 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) of Tristar Acquisition I Corp. (“Issuer”) of the Issuer, of which (a) 715,125 Class B Shares are held by Navy Sail International Limited (“New Sponsor”) and (b) 2,192,375 Class B Shares are held directly by Mr. Hao. The Class B Shares are convertible into Class A Shares (“Class A Shares”) as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-255009), as amended, and have no expiration date.  Excludes 4,957,875 Class A Shares issuable upon the exercise of 4,957,875 warrants of the Issuer, which are beneficially owned by the Reporting Person but are not exercisable within 60 days of the date of this Report. Each warrant is exercisable to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, beginning 30 days after the Issuer’s completion of its initial business combination, as described in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

(2)

Based on 10,608,802 Class A Shares and 5,750,000 Class B Shares issued and outstanding as of August 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

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CUSIP No. G9074V122

1	Names of Reporting Persons Navy Sail International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 715,125 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 715,125 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 715,125 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14	Type of Reporting Person (See Instructions) OO

(1)

Represents 715,125 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) of Tristar Acquisition I Corp. (“Issuer”) of the Issuer, held of record by New Sponsor. The Class B Shares are convertible into Class A Shares (“Class A Shares”) as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-255009), as amended, and have no expiration date.  Excludes 4,957,875 Class A Shares issuable upon the exercise of 4,957,875 warrants of the Issuer, which are beneficially owned by the Reporting Person but are not exercisable within 60 days of the date of this Report. Each warrant is exercisable to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, beginning 30 days after the Issuer’s completion of its initial business combination, as described in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

(2)

Based on 10,608,802 Class A Shares and 5,750,000 Class B Shares issued and outstanding as of August 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

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SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tristar Acquisition I Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

Item 2.	Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Navy Sail International Limited

2.	Chunyi (Charlie) Hao

(b)	The principal business address of each of the Reporting Persons are as follows:

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(c)

Navy Sail International Limited is the New Sponsor of the Issuer pursuant to the Sponsor Handover described in Item 4 below. Mr. Hao is the Chief Executive Officer of the Issuer. He is also the sole shareholder and director of New Sponsor.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hao is a citizen of Hong Kong

Item 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

Item 4	Purpose of Transaction

Sponsor Handover

On July 18, 2023, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer’s prior sponsor Tristar Holdings I LLC (the “Prior Sponsor”) and Navy Sail International Limited (the “New Sponsor”) and its designees (the “Purchaser”), whereby the Prior Sponsor agreed to transfer to the Purchaser 3,046,634 of the Issuer’s Class B ordinary shares and 4,957,875 Private Placement Warrants purchased at the time of the Issuer’s IPO. In addition, all other holders of Class B ordinary shares transferred an aggregate of 1,380,866 of their Class B ordinary shares to Chunyi (Charlie) Hao pursuant to share transfer agreements executed by each respective holder on July 18, 2023 (the “Share Transfer Agreements”). The transfer of all Class B ordinary shares is referred to as the “Transfer.” The Transfer, all agreements executed in connection with the Transfer (including the transactions contemplated therein) and the Management Change (as defined below) are referred to as the “Sponsor Handover.” The Sponsor Handover closed on July 18, 2023 (the “Closing”).

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In connection with the Sponsor Handover, the Issuer, its officers and directors, the Prior Sponsor and the Purchaser entered into additional agreements whereby: (a) the Purchaser and its designees signed a joinder agreement (the “Joinder Agreement”) to become a party to the Letter Agreement (the “Letter Agreement”) and the Registration Rights Agreement (“Registration Rights Agreement”), both dated October 13, 2021 and entered into in connection with the IPO, among the Issuer, the Prior Sponsor and certain equityholders of the Issuer; and (b) the Letter Agreement was amended by the parties thereto to allow for the Transfer (the “Letter Agreement Amendment”). In addition, at the Closing, the Issuer’s IPO underwriters waived their respective entitlement to the payment of any deferred underwriting fees to be paid under the terms of Section 2(c) and Section 5(hh) of the Underwriting Agreement dated October 13, 2021.

As part of the Sponsor Handover, the Issuer introduced a change in management (the “Management Change”) and the Board as follows:  (i) effective as of July 18, 2023, Chunyi (Charlie) Hao replaced William M. Mounger as Chief Executive Officer and director, and Michael H. Liu replaced Timothy Allen Dawson as Chief Financial Officer, and Mr. Liu was also appointed as a director of the Board; (ii) effective as of July 18, 2023, Cathy Martine-Dolecki tendered her resignation as Chief Operating Officer and director and Robert Willis tendered his resignation as director; and (iii) Greg Boyd, David Jones, David Barksdale, Alex Parker and Steven Rogers tendered their resignations as directors, to be effective upon the later of (x) the expiration of all applicable waiting periods under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, (y) the Issuer’s filing of its quarterly report on Form 10-Q for the period ended June 30, 2023, and (z) the appointment of their successors to be designated by the Sponsor (such period of time being referred to herein as the “Waiting Period”). The Issuer designated each of Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong to fill the vacancies left by departing Messrs. Boyd, Jones, Barksdale, Parker and Rogers, which changes took effective as of August 14, 2023.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persosn intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Among other things, a Reporting Person may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of such Reporting Person or in which the Reporting Person otherwise has an equity or other interest.

In addition, as the President and Chairman of board of directors of the Issuer, Mr. Hao will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith. Mr. Hao is expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, the Reporting Person may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

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Item 5	Interest in the Securities of the Issuer

(a, b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons are incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by Chunyi (Charlie) Hao is 2,907,500 Class A Shares of the Issuer, of which (a) 715,125 Class B Shares are held by the New Sponsor and (b) 2,192,375 Class B Shares are held directly by Mr. Hao. Mr. Hao’s aggregate percentage of beneficial ownership is approximately 17.8%, based on 10,608,802 Class A Shares and 5,750,000 Class B Shares issued and outstanding as of August 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.Navy Sail International Limited is controlled by Mr. Hao, who is its sole shareholder and director, and Mr. Hao has the sole power to dispose or direct the disposition of all of the Class A shares that Navy Sail International Limited beneficially owned.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. On July 18, 2023, the Reporting Persons and the Issuer entered certain agreements described in Item 4 above, which are filed as exhibits in Item 7 hereto and incorporated by herein reference.

Founder Shares

Pursuant to the Joinder Agreement, dated as of July 18, 2023, by and among the Issuer and the Reporting Persons, the Founder Shares are subject to certain transfer restrictions. The Reporting Persons have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of an initial business combination or (ii) subsequent to an initial business combination, (x) if the closing price of Class A Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Registration Rights

Pursuant to the Joinder Agreement, dated as of July 18, 2023, by and among the Issuer and the Reporting Persons, the holders of the Founder Shares and Private Placement Warrants are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, the Reporting Persons will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of an initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note

On July 18, 2023, the Issuer issued an unsecured promissory note (the “Note”) in an amount of $375,000, to Chunyi (Charlie) Hao, for having depositing into the Trust Account $375,000 in order to extend the amount of time it has available to complete a business combination until October 18, 2023. The Note does not bear interest and matures upon closing of a business combination by the Issuer.

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Item 7	Material to be Filed as Exhibits

Exhibit No.	Description
10.1

Securities Purchase Agreement, dated July 18, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023).

10.2

Form of Share Transfer Agreement dated July 18, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023).

10.3	Form of Joinder Agreement dated July 18, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023).
10.4

Promissory Note Issued by Tristar Acquisition I Corp. dated July 18, 2023 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2023).

99.1	Joint Filing Agreement, by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVY SAIL INTERNATIONAL LIMITED

Dated: September 7, 2023	By:	/s/ Chunyi (Charlie) Hao
	Name:	Chunyi (Charlie) Hao
	Title:	Chief Executive Officer

Dated: September 7, 2023	By:	/s/ Chunyi (Charlie) Hao
	Name:	Chunyi (Charlie) Hao
	Title:	Chief Executive Officer

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